Exhibit 99.1

PLANS 1:10 SHARE ROLLBACK AND PRIVATE PLACEMENT

Liberty Lake, Washington, June 11, 2015 – Hunt Mining Corp. (“Hunt” or the “Corporation”) (TSXV: “HMX”) is pleased to announce the board of directors is proposing to consolidate the Corporation’s issued and outstanding common shares on the basis of one new common share for every ten old common shares outstanding or on the basis of such lesser consolidation ratio as may be approved by the board of directors and accepted by the TSX Venture Exchange. The consolidation will increase the Corporation’s flexibility and competitiveness in the marketplace, and make the Corporation’s securities more attractive to a wider audience of potential investors, thereby resulting in a more efficient market for the common shares.

The proposed one-new-share-for-ten-old-share consolidation would result in the number of issued and outstanding common shares of the Corporation being reduced from 146,494,823 common shares without par value to 14,649,482 common shares without par value. The effective date of the share consolidation will occur immediately after exchange approval.

Private Placement

The Corporation has arranged a non-brokered private placement offering for new capital. The non-brokered private placement intends to raise maximum aggregate gross proceeds of up to $1,125,000. It is expected the majority of the proceeds will be subscribed for by related parties to the corporation; however, the private placement is being offered to all current shareholders who had expressed an interest. The private placement is not expected to result in the creation of any new control persons or a change of control. The non-brokered private placement will consist of up to 15,000,000 million units at $0.075 cents per unit, (on a post-consolidated basis) consisting of one common share and one common share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of $0.125 cents, exercisable for a period of five years from closing. The proceeds will be used to fund existing exploration activities in Santa Cruz, Argentina and for general working capital purposes. All securities issued under the private placement will be subject to a four month hold period from the day of closing.

About Hunt Mining

Hunt Mining Corp. has continued to develop its properties as an active and aggressive explorer in Santa Cruz since 2006. During that time, Hunt's wholly owned subsidiary, Cerro Cazador S.A., has completed exploration activity including approximately 64,000 meters of HQ core drilling, 416 line kilometers of Induced Polarization geophysical surveys and more than 20,000 surface soil, sediment, channel, chip, and trench samples, beyond the historical work previous to the same properties. This, and additional information can be viewed at www.huntmining.com.

For more information contact:

Bob Little
Chief Financial Officer
T: (509) 290 5659
E: blittle@huntmining.com
www.huntmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The Corporation has provided the forward-looking statements in reliance on assumptions that it believes are reasonable at this time. The reader is cautioned that the assumptions used in the preparation of the forwardlooking statements may prove to be incorrect. All such forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Corporation’s control. Such risks and uncertainties include, without limitation, delays resulting from or inability to obtain required regulatory approval. The actual results, performance or achievements could differ materially from those expressed in, or implied by, these forwardlooking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits, including the amount of proceeds, the Corporation will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive.